UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: October 31, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial
Results for the Third Quarter of 2024

Taipei, October 31, 2024 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$160,105 million for 3Q24, up by 3.9% year-over-year and up by 14.2% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT9,666 million, up from NT$8,776 million in 3Q23 and up from NT$7,778 million in 2Q24. Basic earnings per share for the quarter were NT$2.24 (or US$0.138 per ADS), compared to NT$2.04 for 3Q23 and NT$1.80 for 2Q24. Diluted earnings per share for the quarter were NT$2.17 (or US$0.134 per ADS), compared to NT$2.00 for 3Q23 and NT$1.75 for 2Q24.

As of September 30, 2024, we have completed the PPA and have retrospectively adjusted the consolidated financial results for prior period.

RESULTS OF OPERATIONS

3Q24 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 43%, 9%, 47%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$133,673 million for the quarter, up from NT$117,184 million in 2Q24.

-	Raw material cost totaled NT$84,658 million for the quarter, representing 53% of the total net revenues.

-	Labor cost totaled NT$16,468 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,647 million for the quarter.

●	Gross margin increased by 0.1 percentage points to 16.5% in 3Q24 from 16.4% in 2Q24.

●	Operating margin was 7.2% in 3Q24, compared to 6.4% in 2Q24.

●	In terms of non-operating items:

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Net interest expense was NT$1,291 million.

-	Net foreign exchange gain was NT$1,890 million, primarily attributable to the depreciation of the U.S. dollar against the New Taiwan dollar.

-	Net loss on valuation of financial assets and liabilities was NT$943 million.

-	Net gain on equity-method investments was NT$485 million.

-	Other net non-operating income was NT$643 million, primarily attributable to miscellaneous income.

Total non-operating income and expenses for the quarter was NT$784 million.

●	Income before tax was NT$12,260 million in 3Q24, compared to NT$10,105 million in 2Q24. We recorded income tax expenses of NT$2,054 million for the quarter, compared to NT$1,950 million in 2Q24.

●	Net income attributable to shareholders of the parent was NT$9,666 million in 3Q24, compared to NT$8,776 million in 3Q23 and NT$7,778 million in 2Q24.

●	Our total number of shares outstanding at the end of the quarter was 4,412,064,337, including treasury stock owned by our subsidiaries in 3Q24. Our 3Q24 basic earnings per share of NT$2.24 (or US$0.138 per ADS) were based on 4,321,735,473 weighted average numbers of shares outstanding in 3Q24. Our 3Q24 diluted earnings per share of NT$2.17 (or US$0.134 per ADS) were based on 4,391,466,234 weighted average number of shares outstanding in 3Q24.

3Q24 Results Highlights – ATM

●	Net revenues were NT$85,790 million for the quarter, up by 2.5% year-over-year and up by 10.3% sequentially.

●	Cost of revenues was NT$65,989 million for the quarter, up by 1.4% year-over-year and up by 8.9% sequentially.

-	Raw material cost totaled NT$24,177 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$13,309 million for the quarter, representing 16% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$12,163 million for the quarter.

●	Gross margin increased by 1.0 percentage points to 23.1% in 3Q24 from 22.1% in 2Q24.

●	Operating margin was 10.8% in 3Q24, compared to 9.3% in 2Q24.

3Q24 Results Highlights – EMS

●	Net revenues were NT$75,384 million, up by 6.2% year-over-year and up by 19.8% sequentially.

●	Cost of revenues for the quarter was NT$68,627 million, up by 6.4% year-over-year and up by 20.6% sequentially.

-	Raw material cost totaled NT$60,912 million for the quarter, representing 81% of the total net revenues.

-	Labor cost totaled NT$3,051 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,219 million for the quarter.

●	Gross margin decreased by 0.6 percentage points to 9.0% in 3Q24 from 9.6% in 2Q24.

●	Operating margin was 3.3% in 3Q24, compared to 3.1% in 2Q24.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 3Q24 totaled US$603 million, of which US$312 million was used in packaging operations, US$274 million in testing operations, US$14 million in EMS operations and US$3 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$361,264 million as of September 30, 2024.

●	Current ratio was 1.18 and net debt to equity ratio was 0.41 as of September 30, 2024.

●	Total number of employees was 94,456 as of September 30, 2024, compared to 92,243 as of June 30, 2024.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 46% of our total net revenues in 3Q24, compared to 45% in 2Q24. One customer accounted for more than 10% of our total net revenues in 3Q24.

●	Our top 10 customers contributed 61% of our total net revenues in 3Q24, compared to 60% in 2Q24.

●	Our customers that are integrated device manufacturers or IDMs accounted for 31% of our total net revenues in 3Q24, compared to 30% in 2Q24.

EMS Basis

●	Our five largest customers together accounted for approximately 72% of our total net revenues in 3Q24, compared to 67% in 2Q24. One customer accounted for more than 10% of our total net revenues in 3Q24.

●	Our top 10 customers contributed 78% of our total net revenues in 3Q24, compared to 74% in 2Q24.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2023 Annual Report on Form 20-F filed on April 3, 2024.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	3Q24	2Q24	3Q23
EBITDA[2] (NT$ million)	28,621	26,127	27,822

ATM Operations

	3Q24	2Q24	3Q23
Net Revenues (NT$ million)	85,790	77,813	83,684
Revenues by Application
Communication	50%	49%	52%
Computing	18%	19%	19%
Automotive, Consumer & Others	32%	32%	29%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	45%	44%	44%
Wirebonding	29%	31%	32%
Others	8%	7%	8%
Testing	16%	16%	15%
Material	2%	2%	1%
Capacity & EBITDA
CapEx[3] (US$ million)	588	374	210
EBITDA[2] (NT$ million)	24,186	22,205	23,117
Number of Wirebonders	25,373	25,154	26,215
Number of Testers	5,966	5,676	5,510

EMS Operations

	3Q24	2Q24	3Q23
Net Revenues (NT$ million)	75,384	62,907	70,970
Revenues by Application
Communication	34%	33%	34%
Computing	9%	11%	8%
Consumer	36%	29%	37%
Industrial	11%	13%	12%
Automotive	9%	11%	7%
Others	1%	3%	2%
Capacity
CapEx[3] (US$ million)	14	31	28

2 EBITDA stands for net income or loss before interest, taxes, depreciation, amortization, impairment and investment gain or loss as well as other items.

3 Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2024	Jun. 30 2024 (Retrospectively Adjusted)	Sep. 30 2023	Sep. 30 2024	Sep. 30 2023
Net revenues
Packaging	69,154	62,834	68,709	191,447	190,584
Testing	14,124	12,623	12,819	38,848	36,518
EMS	74,871	62,853	70,948	197,050	189,063
Others	1,956	1,928	1,691	5,801	5,168
Total net revenues	160,105	140,238	154,167	433,146	421,333

Cost of revenues	(133,673)	(117,184)	(129,251)	(362,839)	(355,337)
Gross profit	26,432	23,054	24,916	70,307	65,996

Operating expenses
Research and development	(7,439)	(7,106)	(6,759)	(21,154)	(18,549)
Selling, general and administrative	(7,517)	(6,939)	(6,752)	(21,191)	(18,934)
Total operating expenses	(14,956)	(14,045)	(13,511)	(42,345)	(37,483)
Operating income	11,476	9,009	11,405	27,962	28,513

Net non-operating income and expenses
Interest expense - net	(1,291)	(1,158)	(1,247)	(3,557)	(3,424)
Foreign exchange gain (loss) - net	1,890	(1,420)	(2,090)	(2,748)	(2,733)
Gain (Loss) on valuation of financial assets and liabilities - net	(943)	2,664	2,820	5,819	4,837
Gain on equity-method investments - net	485	459	656	1,001	970
Others - net	643	551	708	1,700	2,070
Total non-operating income and expenses	784	1,096	847	2,215	1,720
Income before tax	12,260	10,105	12,252	30,177	30,233

Income tax expense	(2,054)	(1,950)	(2,890)	(5,897)	(6,582)
Income from operations and before non-controlling interests	10,206	8,155	9,362	24,280	23,651
Non-controlling interests	(540)	(377)	(586)	(1,176)	(1,318)

Net income attributable to shareholders of the parent	9,666	7,778	8,776	23,104	22,333

Per share data:
Earnings per share
– Basic	NT$2.24	NT$1.80	NT$2.04	NT$5.35	NT$5.20
– Diluted	NT$2.17	NT$1.75	NT$2.00	NT$5.17	NT$5.05

Earnings per equivalent ADS
– Basic	US$0.138	US$0.112	US$0.130	US$0.335	US$0.338
– Diluted	US$0.134	US$0.109	US$0.127	US$0.324	US$0.328

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,391,465	4,383,325	4,347,752	4,385,913	4,346,129

FX (NTD/USD)	32.31	32.23	31.45	31.95	30.81

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2024	Jun. 30 2024	Sep. 30 2023	Sep. 30 2024	Sep. 30 2023
Net revenues:
Packaging	70,290	63,838	69,731	194,516	193,108
Testing	14,124	12,623	12,819	38,848	36,518
Direct Material	1,295	1,264	1,098	3,898	3,369
Others	81	88	36	250	116
Total net revenues	85,790	77,813	83,684	237,512	233,111

Cost of revenues	(65,989)	(60,612)	(65,094)	(184,952)	(183,611)
Gross profit	19,801	17,201	18,590	52,560	49,500

Operating expenses:
Research and development	(5,773)	(5,483)	(5,344)	(16,392)	(14,361)
Selling, general and administrative	(4,803)	(4,464)	(4,426)	(13,612)	(12,505)
Total operating expenses	(10,576)	(9,947)	(9,770)	(30,004)	(26,866)
Operating income	9,225	7,254	8,820	22,556	22,634

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2024	Jun. 30 2024 (Retrospectively Adjusted)	Sep. 30 2023	Sep. 30 2024	Sep. 30 2023
Net revenues
Total net revenues	75,384	62,907	70,970	197,656	189,127

Cost of revenues	(68,627)	(56,882)	(64,500)	(179,422)	(172,451)
Gross profit	6,757	6,025	6,470	18,234	16,676

Operating expenses
Research and development	(1,668)	(1,668)	(1,453)	(4,869)	(4,304)
Selling, general and administrative	(2,636)	(2,415)	(2,250)	(7,360)	(6,191)
Total operating expenses	(4,304)	(4,083)	(3,703)	(12,229)	(10,495)
Operating income	2,453	1,942	2,767	6,005	6,181

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Sep. 30, 2024	As of Jun. 30, 2024 (Retrospectively Adjusted)
Current assets
Cash and cash equivalents	71,711	66,173
Financial assets – current	6,643	9,162
Trade receivables	114,061	102,361
Inventories	68,986	63,495
Others	17,364	29,144
Total current assets	278,765	270,335

Financial assets – non-current & Investments – equity -method	42,300	30,887
Property, plant and equipment	283,447	271,870
Right-of-use assets	11,499	11,292
Intangible assets	68,038	68,316
Others	30,510	30,291
Total assets	714,559	682,991

Current liabilities
Short-term borrowings[4]	56,726	51,065
Current portion of bonds payable & Current portion of long-term borrowings	23,531	18,655
Trade payables	82,595	70,906
Others	72,830	89,495
Total current liabilities	235,682	230,121

Bonds payable	17,073	21,976
Long-term borrowings	108,003	84,414
Other liabilities	22,748	23,053
Total liabilities	383,506	359,564

Equity attributable to shareholders of the parent	309,399	302,323
Non-controlling interests	21,654	21,104
Total liabilities & shareholders’ equity	714,559	682,991

Current ratio	1.18	1.17
Net debt to equity ratio	0.41	0.34

4 Short-term borrowings include short-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the nine months ended
	Sep. 30 2024	Jun. 30 2024 (Retrospectively Adjusted)	Sep. 30 2023	Sep. 30 2024	Sep. 30 2023
Cash Flows from Operating Activities
Profit before income tax	12,260	10,105	12,252	30,177	30,233
Depreciation & amortization	15,037	14,813	14,568	44,449	43,495
Other operating activities items	(5,235)	(8,132)	(5,940)	(19,083)	(6,134)
Net cash generated from operating activities	22,062	16,786	20,880	55,543	67,594
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(19,769)	(14,786)	(14,471)	(47,068)	(41,824)
Other investment activities items	(2,593)	304	(151)	(5,284)	(2,021)
Net cash used in investing activities	(22,362)	(14,482)	(14,622)	(52,352)	(43,845)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	30,909	(12,330)	28,640	18,439	13,624
Dividends paid	(22,460)	-	(37,841)	(22,460)	(37,841)
Other financing activities items	(51)	(1,093)	(38)	(1,177)	(977)
Net cash generated from (used in) financing activities	8,398	(13,423)	(9,239)	(5,198)	(25,194)
Foreign currency exchange effect	(2,560)	2,187	6,443	6,434	6,478
Net increase (decrease) in cash and cash equivalents	5,538	(8,932)	3,462	4,427	5,033
Cash and cash equivalents at the beginning of period	66,173	75,105	59,351	67,284	58,040
Cash and cash equivalents at the end of period	71,711	66,173	62,813	71,711	63,073
Cash and cash equivalents in the consolidated balance sheet	71,711	66,173	62,812	71,711	62,812
Cash and cash equivalents included in disposal groups held for sale	-	-	1	-	261